INVEST IN **HIGHLINE WELLNESS**

High quality, direct-to-consumer CBD supplements for everyday problems



highline
wellness

highlinewellness.com New York NY

LEAD INVESTOR

David Kim

Really thoughtful founder in Chris Roth. Great ideas, with an opportunity to pivot into even bigger markets. Exciting opportunity that I believe has immense potential, and very much looking forward to watching this grow and exceed expectations. I feel the leadership has the skills to take this business to the next level and it is a great time to be part of the story. I support their vision, and expect we will see great results from the team!

Invested $100,000 this round

Highlights

1. Reached $15.5M in lifetime revenue and 86K+ customers as of October 2022 since launching in 2019
2. Increased sales by more than 3x from 2019 to 2021, reaching $4.5 million in revenue
3. Raised $3.5M+ from notable investors and founders
4. Recurring revenue made up 67% of 2021 sales
5. Recurring revenue from 2.5K subscribers w/ 9+ order avg. and a 50% repeat customer rate for non-subs
6. 4K+ 5-star reviews, 51K Instagram followers, and a reach of 6M+ followers from partnered influencers

Our Team



Christopher Roth Founder/CEO

Responsible for operations, recruitment, strategic partnerships, and public and investor relations. Prev. at Cowen selling cannabis market research to hedge funds. Deal captain on the Tilray IPO, first "pure play" cannabis company listed on Nasdaq.



Brendan Rogers Co-founder/CFO

Responsible for accounting, logistics, supply chain, product development, customer behavior analysis, and product design. Prev. at Medidata where he oversaw revenue forecasting and budgeting, bookkeeping, customer retention and LTV strategy.

Why Highline Wellness?

Our products can improve sleep, reduce inflammation, relieve anxiety and provide mental clarity. We're committed to making the most reliable products from high quality CBD, 100% natural & free of chemicals, for every type of customer.



Letter From The Founders.
It all started because of a common struggle the two of us share along with countless others across the country - anxiety.
Having experienced the positive benefits of CBD on our own mental health, we started Highline Wellness (named after the Highline NYC) to solve the problem we were facing - treating mental health and general wellness without perscription drugs - and to share this same great discovery with others conveniently and at an affordable price. We were frustrated with the consumer experience purchasing CBD products; high mark ups, long shipping times, and untrusted brands being sold in retail.
We drew on the principles of what Highline represents to the people of New York - a refuge, elevated above the chaos - and created a brand that is premium, differentiated from its surroundings and promises a better day, every day.
A simple, elevated pursuit perfectly suited for the complexities of everyday life.
We are thrilled to continue growing Highline Wellness and are excited for you to join this journey with us!
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Problem

The US is facing a mental health crisis

Around 50% of GenZ and Milennial women report being stressed often. CBD products targeting anxiety and lack of sleep are still not classified as generally regarded as safe (GRAS) by the FDA, which has led to an unregulated market lacking high-quality products.



highline
wellness
The US is facing a mental health crisis.
Even with the 2018 Farm Bill legalizing CBD for national distribution, the FDA still has not designated CBD products as GRAS (generally regarded as safe) or laid out a regulatory framework for brands to operate within.
This has led to an unregulated market that lacks trust and high-quality products.
54% of GenZ women and 45% of Millennial women report being stressed all or most of the time.
One of the main causes of declining mental health? Lack of Sleep.



Solution

Highline Wellness products provide natural, affordable and effective solutions that improve sleep and reduce anxiety. Our products contain only the most affective ingredients and are held to the highest quality control standards in the industry.



highline wellness
We build high quality products that solve common problems.
Our Promise, CBD Solutions
Products that work



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Elevated Remedies for Everyday Needs.

Product range

Our products include gummies, CBD oil and bathbombs, each of which are specially formulated to address some of today's most common problems.



highline wellness
We build high quality products that solve some of today's most common problems.
Sleep
Calm
Recovery
Gut + Immunity

Despite the FDA not classifying CBD as GRAS (yet!), we have adopted high production standards for our products, so that when CBD becomes regulated, we will already be compliant. This means that our facility is CGMP certified, our products are 100% made from scratch, and each batch is easy for consumers to test.



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We act as if CBD is regulated by the FDA.
CGMP Certified Facility
Testing
Formulation Process
Certifications
COA By Batch
GRAS
Retail Expansion



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We expect the FDA to designate CBD as GRAS in 2023.
What is GRAS?

Customer loyalty is strong, with a 50% returning customer rate for non-subscribers and a recurring revenue from 2.5K subscribers with a 9+ order average. Our products have 5000+ 5 star reviews and have been enjoyed by 84,498 customers so far.



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Once a customer tries our products, 50% stay with us.
$427
11x
85k+
Returning Customer Rate
50%
$347
$37
5,000+


Customer Reviews
★★★★★
★★★★★
★★★★★
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Our instagram following of 51K and a further 6M+ followers brought from partnered influencers combines to deliver a large outreach, building trust with authentic storytelling.


highline wellness
Influencer Marketing: Building trust with authentic storytelling.
Melissa Wood Tepperberg
Danielle Bernstein
Alyssa Lynch
Hannah Bronfman
Rachael Kirkconnell
Highline Wellness
HIGHLINE WELLNESS

Traction

Highline Wellness has gained significant traction in the press in many different spheres - from business, to health and wellness, and beyond.


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Buzzworthy Brand.
Highline Wellness has gained significant traction in the press — in varying lanes. From business, to health and wellness, and beyond, Highline Wellness has presented a unique proposition to the customer and to the category, and the press has noticed.
ADWEEK
BuzzFeed
CANNABIS
COSMOPOLITAN
Daily Mail
TRAVEL+ LEISURE
GLAMOUR
EBONY
Esquire
ESSENCE
Forbes
WELL+GOOD
BAZAAR
Health
InStyle
marie claire
MAXIM
Men'sHealth
New York
The Observer
POPSUGAR.
REAL SIMPLE
Strategist
SHAPE
VOGUE
ELLE
Digest
E! NEWS
WWD
HIGHLINE WELLNESS

Sales have increased by more than 3x when compared to 2019, with lifetime revenue amounting to $15.5M. Highline Wellness achieved profitability in June 2022 and an upwards trajectory is expected for revenue.


highline wellness
Net Revenue By Quarter.
In the first half of 2022, Highline Wellness shifted focus from growth to profitability. Positive EBITDA was achieved in June, led by an improvement in product margin to 82% and a significant increase in operational and marketing efficiency. Despite reduced OPEX, marketing spend, revenue has proven durable.
$15.5 Million
$7.3 Million
$4.5 Million
$4.1 Million
$3.9 Million
1.15M
1.05M
942K
1.2M
1.82M
1.66M
1.48M
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The above chart contains forward projections that aren't guaranteed.


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2022 Sales / EBITDA
Sales
EBITDA
2M
1M
500K
K
-500K
-1000K
$1.15M
$1.05M
$942K
$1.2M projected
-$652K
-$390K
-$43K
$100k projected
Q1
Q2
Q3
Q4
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highline wellness
November Financials

Income Statement	November 2022	
	Amount	%
Net Revenue	357,102	
COGS (+Shipping)	137,683	39%
Marketing	85,867	24%
OPEX	81,110	23%
EBITDA	52,442	15%

Key Metrics
$45
Facebook Ads Cost of Acquiring Customer
$65
Average Order Value
5x
Blended Return on Ad Spend
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Average Gross Revenue Per Customer
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wellness
Highline Wellness is Steadily Growing Loyal Subscribers.
When a customer opts into a monthly subscription, on average they stay on the platform for 9+ orders.
AVERAGE ORDERS PER SUBSCRIBER
AVERAGE QUARTERLY SUBSCRIPTIONS
Q4
Q2
Q4
Q2
Q4
Q2
Q1
Q3
Q1
Q3
Q1
Q2
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Future Growth


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Growth Vision.
2018 LAUNCH
2018 pre-launch: Build a brand consumers can trust through educational content. Leverage trusted influencers that share the love for the product to communicate with their audiences the benefits of CBD. Instead of taking the retail route like many of our competitors, build the brand online and create a loyal community of customers.
2022
Not only is CBD an amazing compound by itself, but it's even more effective when combined with other natural ingredients such as melatonin for sleep and B12 for energy.
2024
200k customers, sold in national retailers, working with national celebrities, expanded product line to incorporate functional mushrooms.
We have established a sustainable and scalable business model. This is clearly reflected in our returning customer rate, gross revenue per customer and average orders per customer.
We have successfully set the precedent of acquiring customers at scale and transitioning to optimization and profitability.
Now is the time to scale our proven model.
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HIGHLINE WELLNESS

The above slide contains forward projections that aren't guaranteed.

Team

Our founders and strategic advisors are equipped with the relevant expertise to deliver intelligent and adaptable decisions for Highline Wellness' success.


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Meet the Founding Team.
Co Founder & CEO
Chris Roth
Worked at Cowen and Co for seven years before Highline. Served as the deal captain on the Tilray IPO, the first cannabis company to list on the Nasdaq.
Co Founder & CFO
Brendan Rogers
Previous to Highline, Brendan worked at Medidata on customer retention strategy, customer behavior analysis, and developing multi-tier strategies around optimizing LTV.
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HIGHLINE WELLNESS


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Key Strategic Advisors.
Senior Digital Marketing Expert
Baldwin Cunningham
Former co-founder of startup invested in by Gary Vee. Forbes 30 under 30.
Owner Of Shop We Wore What
Danielle Bernstein
Forbes 30 under 30 at 24 years old. Investor and advisor in several startups. NYT best selling author.
Celebrity & Influencer
Hannah Bronfman
A Health and Wellness Expert and Entrepreneur. Angel Investor in over 40 companies. Vocal advocate for social and racial justice.
Health & Wellness Expert
Alyssa Lynch
Health and wellness expert with 700k followers on instagram.
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HIGHLINE WELLNESS

What will the funds be used for?


highline wellness
Raising additional capital to accelerate profitable growth.
60 %
CELEBRITIES & INFLUENCERS
Finalize deals with celebrities and influencers to scale new customer growth.
10 %
SEO
website traffic.
30 %
INNOVATION
Continue to invest in product innovation.
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HIGHLINE WELLNESS


highline wellness
Thank you for investing in the future of Highline Wellness!

Thank you for your time, we hope you invest in Highline Wellness and become part of our future!

Downloads

HW Investor Deck 12.2022.pptx